UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

                  Correction on the text of the invitation to the Extraordinary General Assembly of Shareholders of December 23, 2010

In the invitation for OTE’s Extraordinary General Assembly of Shareholders to be held on December 23, 2010, that was published on 2.12.2010, in the paragraphs c and d of the Minority Shareholders Rights section, the deadline of at least 5 full days before the General Meeting for the exercise of these rights, expires on December 17, 2010 and not on December 18, 2010 as was originally mentioned due to an oversight in this invitation. Information regarding this is available at: http://www.ote.gr/portal/page/portal/InvestorRelation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: December 3, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer